UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

YANDEX N.V.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

N97284108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N97284108

1.	Name of Reporting Person BC & B Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization – The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 58,202,121
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 58,202,121
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,202,121 [1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9): 23.69% [2]
12.	Type of Reporting Person: CO

[1]

Includes 53,454,686 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share. BC&B is 100% owned by Strickland Holdings Limited, a Cyprus registered limited liability company (“Strickland”). 47% of the share capital of Strickland is held by Chouet Nominees Limited. (“CHNL”), 22% of the share capital of Strickland is held by Baring Vostok Nominees Limited. (“BVNL”), 21% of the share capital of Strickland is held by Dehus Dolmen Nominees Limited. (“DDNL”). Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between CHNL, BVNL, DDNL and the other shareholders of Strickland which allows each shareholder to unilaterally cause Strickland to make decisions as necessary to effect a sale of such underlying shareholder’s interests in Yandex. CHNL, therefore has the right to control the voting and disposition of 482,351 Class A shares and 27,026,124 Class B shares held by BC&B, BVNL therefore has the right to control the voting and disposition of 220,098 Class A shares and 12,332,099 Class B shares held by BC&B, DDNL therefore has the right to control the voting and disposition of 4,044,986 Class A shares and 8,441,077 Class B shares held by BC&B.

[2]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

1.	Name of Reporting Person Strickland Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization - Cyprus
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 58,202,121
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 58,202,121
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,202,121 [3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 23.69% [4]
12.	Type of Reporting Person: CO

[3]	Shares held of record by BC&B. See footnote 1, above.
[4]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

1.	Name of Reporting Person Chouet Nominees Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 27,508,475
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 27,508,475
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,508,475
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X6
11.	Percent of Class Represented by Amount in Row (9): 12.55% [7]
12.	Type of Reporting Person: CO

[5]	Shares held of record by BC&B. See footnote 1, above.
[6]

Excludes 30,693,646 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Chouet Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[7]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

13.	Name of Reporting Person Baring Vostok Private Equity Fund
14.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
15.	SEC Use Only
16.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	17.	Sole Voting Power: 0
	18.	Shared Voting Power: 27,508,475
	19.	Sole Dispositive Power: 0
	20.	Shared Dispositive Power: 27,508,475
21.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,508,475[8]
22.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X9
23.	Percent of Class Represented by Amount in Row (9): 12.55% [10]
24.	Type of Reporting Person: PN

[8]	Shares held of record by BC&B. See footnote 1, above.
[9]

Excludes 30,693,646 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[1][0]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

25.	Name of Reporting Person Baring Vostok Fund Managers Limited
26.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
27.	SEC Use Only
28.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	29.	Sole Voting Power: 0
	30.	Shared Voting Power: 27,508,475
	31.	Sole Dispositive Power: 0
	32.	Shared Dispositive Power: 27,508,475
33.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,508,475[11]
34.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X12
35.	Percent of Class Represented by Amount in Row (9): 12.55% [13]
36.	Type of Reporting Person: CO

[11]	Shares held of record by BC&B. See footnote 1, above.
[12]

Excludes 30,693,646 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[13]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

37.	Name of Reporting Person Baring Vostok Fund (GP) L.P.
38.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
39.	SEC Use Only
40.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	41.	Sole Voting Power: 0
	42.	Shared Voting Power: 27,508,475
	43.	Sole Dispositive Power: 0
	44.	Shared Dispositive Power: 27,508,475
45.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,508,475[14]
46.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X15
47.	Percent of Class Represented by Amount in Row (9): 12.55% [16]
48.	Type of Reporting Person: PN

[14]	Shares held of record by BC&B. See footnote 1, above.
[15]

Excludes 30,693,646 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[16]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

1.	Name of Reporting Person Baring Vostok Nominees Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,552,197
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 12,552,197
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,552,197[17]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X18
11.	Percent of Class Represented by Amount in Row (9): 6.14% [19]
12.	Type of Reporting Person: CO

[17]	Shares held of record by BC&B. See footnote 1, above.
[18]

Excludes 45,649,924 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[19]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

1.	Name of Reporting Person Baring Vostok Private Equity Fund III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,552,197
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 12,552,197
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,552,197[20]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X21
11.	Percent of Class Represented by Amount in Row (9): 6.14% [22]
12.	Type of Reporting Person: PN

[20]	Shares held of record by BC&B. See footnote 1, above.
[21]

Excludes 45,649,924 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund III disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[22]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

13.	Name of Reporting Person Baring Vostok Fund III Managers Limited
14.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
15.	SEC Use Only
16.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	17.	Sole Voting Power: 0
	18.	Shared Voting Power: 12,552,197
	19.	Sole Dispositive Power: 0
	20.	Shared Dispositive Power: 12,552,197
21.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,552,197[23]
22.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X24
23.	Percent of Class Represented by Amount in Row (9): 6.14% [25]
24.	Type of Reporting Person: CO

[23]	Shares held of record by BC&B. See footnote 1, above.
[24]

Excludes 45,649,924 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund III Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[25]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

25.	Name of Reporting Person Baring Vostok Fund III (GP) L.P.
26.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
27.	SEC Use Only
28.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	29.	Sole Voting Power: 0
	30.	Shared Voting Power: 12,552,197
	31.	Sole Dispositive Power: 0
	32.	Shared Dispositive Power: 12,552,197
33.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,552,197[26]
34.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X27
35.	Percent of Class Represented by Amount in Row (9): 6.14% [28]
36.	Type of Reporting Person: PN

[26]	Shares held of record by BC&B. See footnote 1, above.
[27]

Excludes 45,649,924 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund III (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[28]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

1.	Name of Reporting Person Dehus Dolmen Nominees Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,486,063
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 12,486,063
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,486,063[29]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X30
11.	Percent of Class Represented by Amount in Row 9: 6.22% [31]
12.	Type of Reporting Person: CO

[29]	Shares held of record by BC&B. See footnote 1, above.
[30]

Excludes 45,716,058 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Dehus Dolmen Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[31]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

1.	Name of Reporting Person Baring Vostok Private Equity Fund IV
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power: 12,486,063
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 12,486,063
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,486,063[32]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X33
11.	Percent of Class Represented by Amount in Row (9): 6.22% [34]
12.	Type of Reporting Person: PN

[32]	Shares held of record by BC&B. See footnote 1, above.
[33]

Excludes 45,716,058 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund IV disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[34]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

1.	Name of Reporting Person Baring Vostok Fund IV Managers Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power: 12,486,063
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 12,486,063
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,486,063[35]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X36
11.	Percent of Class Represented by Amount in Row (9): 6.22% [37]
12.	Type of Reporting Person: CO

[35]	Shares held of record by BC&B. See footnote 1, above.
[36]

Excludes 45,716,058 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund IV Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[37]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

CUSIP No. N97284108

1.	Name of Reporting Person Baring Vostok Fund IV (GP) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization - Guernsey
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power: 12,486,063
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 12,486,063
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,486,063[38]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares X39
11.	Percent of Class Represented by Amount in Row (9): 6.22%[40]
12.	Type of Reporting Person: PN

[38]	Shares held of record by BC&B. See footnote 1, above.
[39]

Excludes 45,716,058 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund IV (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

[40]

Based on 187,851,850 Class A Shares outstanding as of September 30, 2012, as disclosed on the Issuer’s Report on Form 6-K dated October 30, 2012, plus 4,400,000 Class A Shares issued on conversion of Class B Shares by all reporting persons to this Schedule following September 30, 2012, and assumes conversion of such reporting person’s Class B Shares held as at December 31, 2012 into Class A Shares.

Item 1(a)	Name of Issuer:

YANDEX N.V.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Laan Copes Van Cattenburch 52

The Hague P7 2585

The Netherlands

Item 2(a)	Name of Person Filing:

1) BC & B Holdings B.V.

2) Strickland Holdings Limited

3) Chouet Nominees Limited

4) Baring Vostok Nominees Limited

5) Dehus Dolmen Nominees Limited

6) Baring Vostok Private Equity Fund

7) Baring Vostok Private Equity Fund III

8) Baring Vostok Private Equity Fund IV

9) Baring Vostok Fund Managers Limited

10) Baring Vostok Fund III Managers Limited

11) Baring Vostok Fund IV Managers Limited

12) Baring Vostok Fund (GP) L.P.

13) Baring Vostok Fund III (GP) L.P.

14) Baring Vostok Fund IV (GP) L.P.

Item 2(b)	Address of Principal Business Office:

1) Laan Copes Van Cattenburch 52, The Hague, P7 2585, The Netherlands

2) 32 Kristis Street, Papachristoforou Building, 4th Floor, Limassol, Cyprus

3 – 14) 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL

Item 2(c)	Citizenship:

1) Dutch

2) Cyprus

3– 14) Guernsey

Item 2(d)	Title of Class of Securities:

1) Class A Common Stock

Item 2(e)	CUSIP Number: N97284108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership (a) through (c) – See EXHIBIT A

(a) Amount beneficially owned:

See EXHIBIT A

(b) Percent of class:

See EXHIBIT A

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See EXHIBIT A

(ii) Shared power to vote or direct the vote:

See EXHIBIT A

(iii) Sole power to dispose or to direct the disposition:

See EXHIBIT A

(iv) Shared power to dispose or to direct the disposition:

See EXHIBIT A

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

From time to time Baring Vostok Private Equity Fund, Baring Vostok Private Equity Fund III and Baring Vostok Private Equity Fund IV (“the Funds”) enter into arrangements with consultants and other parties where they are given the right to receive amounts in respect of the proceeds of the shares beneficially owned by the funds, and / or the dividends received on such shares. As at December 31, 2012 one such arrangement was in effect which did not relate to more than 5% of the Class A Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

SEE EXHIBIT B

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2013	BC & B Holdings B.V.

	Signature:	/s/ Holly Nielsen
	By:	Holly Nielsen, Director

Date: February 14, 2013	Strickland Holdings Limited

	Signature:	/s/ Maria Iasonos
	By:	Maria Iasonos, Director

Date: February 14, 2013	Chouet Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 14, 2013	Baring Vostok Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 14, 2013	Dehus Dolmen Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 14, 2013	Baring Vostok Private Equity Fund

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund Managers Limited As General Partner to Baring Vostok Fund (GP) L.P. As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund III

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund III Managers Limited As General Partner to Baring Vostok Fund III (GP) L.P. As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund IV

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund IV Managers Limited As General Partner to Baring Vostok Fund IV (GP) L.P. As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund Managers Limited As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund III (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund III Managers Limited As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund IV (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund IV Managers Limited As General Partner

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

1.	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G/ is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate

Date: February 14, 2013	BC & B Holdings B.V.

	Signature:	/s/ Holly Nielsen
	By:	Holly Nielsen, Director

Date: February 14, 2013	Strickland Holdings Limited

	Signature:	/s/ Maria Iasonos
	By:	Maria Iasonos, Director

Date: February 14, 2013	Chouet Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 14, 2013	Baring Vostok Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 14, 2013	Dehus Dolmen Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 14, 2013	Baring Vostok Private Equity Fund

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund Managers Limited As General Partner to Baring Vostok Fund (GP) L.P. As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund III

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund III Managers Limited As General Partner to Baring Vostok Fund III (GP) L.P. As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund IV

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund IV Managers Limited As General Partner to Baring Vostok Fund IV (GP) L.P. As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund Managers Limited As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund III (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund III Managers Limited As General Partner

Date: February 14, 2013	Baring Vostok Private Equity Fund IV (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund IV Managers Limited As General Partner

EXHIBIT A

Item 4 – Ownership

Class A Shares[1]
(a) Amount beneficially owned:
BC & B Holdings B.V.	58,202,121
Strickland Holdings Limited	58,202,121
Chouet Nominees Limited	27,508,475
Baring Vostok Nominees Limited	12,552,197
Dehus Dolmen Nominees Limited	12,486,063
Baring Vostok Private Equity Fund	27,508,475
Baring Vostok Private Equity Fund III	12,552,197
Baring Vostok Private Equity Fund IV	12,486,063
Baring Vostok Fund Managers Limited	27,508,475
Baring Vostok Fund III Managers Limited	12,552,197
Baring Vostok Fund IV Managers Limited	12,486,063
Baring Vostok Fund (GP) L.P.	27,508,475
Baring Vostok Fund III (GP) L.P.	12,552,197
Baring Vostok Fund IV (GP) L.P.	12,486,063

(b) Percent of class
BC & B Holdings B.V.	23.69%
Strickland Holdings Limited	23.69%
Chouet Nominees Limited	12.55%
Baring Vostok Nominees Limited	6.14%
Dehus Dolmen Nominees Limited	6.22%
Baring Vostok Private Equity Fund	12.55%
Baring Vostok Private Equity Fund III	6.14%
Baring Vostok Private Equity Fund IV	6.22%
Baring Vostok Fund Managers Limited	12.55%
Baring Vostok Fund III Managers Limited	6.14%
Baring Vostok Fund IV Managers Limited	6.22%
Baring Vostok Fund (GP) L.P.	12.55%
Baring Vostok Fund III (GP) L.P.	6.14%
Baring Vostok Fund IV (GP) L.P.	6.22%

[1]	Assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

			Class A Shares
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
		BC & B Holdings B.V.	58,202,121
		Strickland Holdings Limited	0
		Chouet Nominees Limited	0
		Baring Vostok Nominees Limited	0
		Dehus Dolmen Nominees Limited	0
		Baring Vostok Private Equity Fund	0
		Baring Vostok Private Equity Fund III	0
		Baring Vostok Private Equity Fund IV	0
		Baring Vostok Fund Managers Limited	0
		Baring Vostok Fund III Managers Limited	0
		Baring Vostok Fund IV Managers Limited	0
		Baring Vostok Fund (GP) L.P.	0
		Baring Vostok Fund III (GP) L.P.	0
		Baring Vostok Fund IV (GP) L.P.	0
		Baring Vostok Manager Holding Limited (Guernsey)	0

	(ii)	Shared power to vote or to direct the vote:
		BC & B Holdings B.V.	0
		Strickland Holdings Limited	58,202,121
		Chouet Nominees Limited	27,508,475
		Baring Vostok Nominees Limited	12,552,197
		Dehus Dolmen Nominees Limited	12,486,063
		Baring Vostok Private Equity Fund	27,508,475
		Baring Vostok Private Equity Fund III	12,552,197
		Baring Vostok Private Equity Fund IV	12,486,063
		Baring Vostok Fund Managers Limited	27,508,475
		Baring Vostok Fund III Managers Limited	12,552,197
		Baring Vostok Fund IV Managers Limited	12,486,063
		Baring Vostok Fund (GP) L.P.	27,508,475
		Baring Vostok Fund III (GP) L.P.	12,552,197
		Baring Vostok Fund IV (GP) L.P.	12,486,063

(iii)	Sole power to dispose or to direct the disposition of:
	BC & B Holdings B.V.	58,202,121
	Strickland Holdings Limited	0
	Chouet Nominees Limited	0
	Baring Vostok Nominees Limited	0
	Dehus Dolmen Nominees Limited	0
	Baring Vostok Private Equity Fund	0
	Baring Vostok Private Equity Fund III	0
	Baring Vostok Private Equity Fund IV	0
	Baring Vostok Fund Managers Limited	0
	Baring Vostok Fund III Managers Limited	0
	Baring Vostok Fund IV Managers Limited	0
	Baring Vostok Fund (GP) L.P.	0
	Baring Vostok Fund III (GP) L.P.	0
	Baring Vostok Fund IV (GP) L.P.	0

(iv)	Shared power to dispose or to direct the disposition of:
	BC& B Holdings B.V.	0
	Strickland Holdings Limited	58,202,121
	Chouet Nominees Limited	27,508,475
	Baring Vostok Nominees Limited	12,552,197
	Dehus Dolmen Nominees Limited	12,486,063
	Baring Vostok Private Equity Fund	27,508,475
	Baring Vostok Private Equity Fund III	12,552,197
	Baring Vostok Private Equity Fund IV	12,486,063
	Baring Vostok Fund Managers Limited	27,508,475
	Baring Vostok Fund III Managers Limited	12,552,197
	Baring Vostok Fund IV Managers Limited	12,486,063
	Baring Vostok Fund (GP) L.P.	27,508,475
	Baring Vostok Fund III (GP) L.P.	12,552,197
	Baring Vostok Fund IV (GP) L.P.	12,486,063

EXHIBIT B

Item 8 – Identification and Classification of Group

Consists of 4,747,435 Class A shares and 53,454,686 Class B shares held directly by BC&B Holdings B.V. (“BC&B”). BC&B is 100% owned by Strickland Holdings Limited., a Cyprus registered limited liability company (“Strickland”). The shares of Yandex held by BC&B are beneficially owned in the following percentages: 9.72% by Belka Holdings Limited. (“Belka”); 21.57% by Baring Vostok Nominees Limited (“BVNL”); 21.45% by Dehus Dolmen Nominees Limited (“DDNL”) and 47.26% by Chouet Nominees Limited (“CHNL”).

Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between BVNL, DDNL, CHNL and Belka which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder’s interests in Yandex. Therefore, BVNL, DDNL and CHNL, through the General Partners, may be deemed to have the right to control the voting and disposition of 4,747,435 Class A shares and 53,454,686 Class B shares held by BC&B. BVNL, DDNL, and CHNL disclaim beneficial ownership of the shares held by BC&B except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Each of BVNL, DDNL, CHNL and Belka may be deemed members of a group with Strickland and BC&B by reason of the shareholders agreement. Such persons may also be deemed members of a group with each of the other Reporting Persons by reason of the relationships described below. Each of the Reporting Persons disclaims membership in such group and this report shall not be construed as an admission that such persons are members of a group. Belka is filing a separate Schedule 13G to report its holdings. Each of the Reporting Persons other than BC&B and Strickland disclaim beneficial ownership of the shares assigned to Strickland by Belka and all other securities deemed beneficially owned by Belka and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

CHNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund (“BVPEF”). Baring Vostok Fund Managers Limited (“BVFML”) is the General Partner to Baring Vostok Fund (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEF. Each of BVFML and Baring Vostok Fund (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by CHNL and BVPEF except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

BVNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund III (“BVPEFIII”). Baring Vostok Fund III Managers Limited (“BVFIIIML”) is the General Partner to Baring Vostok Fund III (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIII. Each of BVFIIIML and Baring Vostok Fund III (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by BVNL and BVPEFIII except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

DDNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund IV (“BVPEFIV”). Baring Vostok Fund IV Managers Limited (“BVFIVML”) is the General Partner to Baring Vostok Fund IV (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIV. Each of BVFIVML and Baring Vostok Fund IV (GP)

L.P. disclaim beneficial ownership of the shares beneficially owned by DDNL and BVPEFIV except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Each of BVFML, BVFIIIML and BVFIVML (together the “General Partners”) are owned by Baring Vostok Manager Holding Limited (Guernsey)(“BVMHL”). BVMHL disclaims beneficial ownership of the shares beneficially owned or deemed beneficially owned by each of the other Reporting Persons except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

Voting and investment power over the investments held by each of the limited partnerships in the Baring Vostok funds is exercised by each fund’s respective General Partner. Baring Vostok Capital Partners Limited, as investment advisor to the Baring Vostok funds, has no voting or investment control over the Baring Vostok funds. The General Partners make decisions based on recommendations of investment committees appointed in respect of BVPEF, BVPEFIII and BVPEFIV. Baring Vostok Capital Partners Limited disclaims beneficial interest in the securities held by the Reporting Persons. The business address of the Baring Vostok funds is c/o Ipes (Guernsey) Limited, 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.